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New England Power Company

Articles of Amendment


     As of January 27, 1998, Article I of the Company's Articles of Organization was amended as follows:

     (i) Article I Section 4E(4) was deleted in its entirety;

     (ii) that the following paragraph, to wit:

"Premium" as used in this subsection D with reference to capital stock shall mean such premium on capital stock as has been paid in, or will have been paid in immediately after the proposed issue of additional capital stock, and is not available for distribution on, or purchase of, junior stock. If the corporation has outstanding at any time shares without par value, then references in subsection D(2) above to par value shall refer, in the case of such shares without par value, to that part of the stated capital represented by such share.

was moved from Section 4E of said Articles to become the last paragraph of
Section 4D; and

     (iii) that the last two following paragraphs, to wit:

The voting rights set forth in subsections B, C, and D shall not be effective if, in connection with any matter specified therein, provision is made for the purchase, redemption or retirement of all the Dividend Series Preferred Stock and Preferred Stock-Cumulative at the time outstanding, or it is provided that the proposed action shall not be effective unless such provision is made.

In the calculations in subsections D and E of "at least two-thirds of the total number of shares of the Dividend Series Preferred Stock and the Preferred Stock-Cumulative" or of "at least a majority of the total number" of such shares, each share of Dividend Series Preferred Stock bearing $100 par value shall be counted as one and each share of Preferred Stock-Cumulative bearing $25 par value shall be counted as one-quarter.

were moved from Section 4E of said Article to become the second and third paragraphs of Section 4F.